Pagaya Announces Effective Date for Reverse Stock Split ● PGY ordinary shares expected to begin trading on a split-adjusted basis on Friday, March 8, 2024 ● Reverse split is part of the Company’s actions to enhance marketability of its stock to U.S. investment community New York, NY – March 4, 2024 – Pagaya Technologies Ltd. �NASDAQ� PGY� (“Pagaya”, the “Company” or “we”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced that its Board of Directors approved a reverse stock split at a final ratio of 1-for-12, which will be effective at 9�00 a.m. Eastern Time, on Friday, March 8, 2024. Pagaya ordinary shares will begin trading on a split-adjusted basis at the market open on Friday, March 8, 2024, under the Company’s existing trading symbol “PGY,” with a new CUSIP number, M7S64L123. The reverse stock split was approved by the Company’s shareholders at a special meeting held on February 15, 2024. The split is one of the Company's strategic actions to enhance the marketability of its stock to the U.S. investment community and increase the likelihood of its inclusion in major U.S. equity indices, which should in turn improve trading liquidity for new investors. At the effective time of the reverse split, every 12 issued and outstanding shares of the Company's ordinary shares will automatically be converted into one issued and outstanding share of the Company's ordinary shares, without any change in the par value per share. Fractional shares will not be issued in connection with the reverse stock split. All fractional shares will be rounded down to the nearest whole number. The reverse stock split will affect all shareholders uniformly and will not alter any shareholder's relative interest in the company's equity, except for any adjustments for fractional shares. In addition, proportionate adjustments will be made to the number of shares underlying, and the exercise or conversion prices of, the company's outstanding warrants and stock options, and to the number of shares of common stock issuable under the company's equity incentive plans. The reverse stock split will reduce the number of the Company’s issued and outstanding Class A Ordinary Shares from approximately 605.1 million shares to approximately 50.4 million shares. 0

About Pagaya Technologies Pagaya �NASDAQ� PGY� is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com. Cautionary Note About Forward-Looking Statements This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding the Company’s ability to effectively implement the reverse share split. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements. Investors & Analysts ir@pagaya.com Media & Press press@pagaya.com 0